SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2003

                             _______________________

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      |X|    Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated November 13, 2003.


                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ELBIT SYSTEMS LTD.
                                              (Registrant)

                                              By: /s/ Ilan Pacholder
                                              ----------------------------------
                                              Name:  Ilan Pacholder
                                              Title:  Corporate Secretary

Dated:  November 13, 2003.

                                  EXHIBIT INDEX
                                  -------------

    EXHIBIT NO.         DESCRIPTION
    -----------         -----------

          1.            Press release dated November 13, 2003.

                                    EXHIBIT 1
                                    ---------

Elbit Systems Wins $6.5 Million Contract From U.S. State Department for Mi24 And
--------------------------------------------------------------------------------
Mi8 Helicopter Simulators in Uzbekistan
---------------------------------------

Thursday November 13, 6:14 am ET

Full Mission/Full Motion Simulators for Uzbekistan Air Force are Part of U.S. Support for Operation Enduring Freedom

HAIFA, Israel, Nov. 13  /PRNewswire-FirstCall/  -- Elbit Systems (Nasdaq: ESLT -
News) today announced that it has been awarded a $6.5 million contract from the U.S. State Department to supply the Uzbekistan Air Force with two Full Mission/Full Motion Simulators for its Mi24 and Mi8 helicopters.

Elbit Systems' advanced simulators will be used to train helicopter pilots and co-pilots, as part of a high-priority project to enhance border security and ensure continued support to Operation Enduring Freedom. The contract is to be performed over a two-year period.

The Full Mission Simulator provides training that covers every aspect of the helicopter's routine, emergency and mission operations for diverse scenarios. It includes the simulation of a variety of flight conditions and tactical environment preparedness. The high-end Full Motion Simulator, built on a moving structure, simulates the feeling of flight under various conditions, providing pilots with a realistic flight experience. Turbulence and other physical parameters as well as oral cues, are simulated in order to maximize realism and minimize the transition to complex, actual missions.

Joseph Ackerman, President and CEO of Elbit Systems commented, "We are proud to play a role in the U.S. led Operation Enduring Freedom and to provide Uzbekistan with training tools in order to support the country's homeland security objectives. Moreover, the fact that our Full Mission/Full Motion Simulators were chosen attests to the market recognition we have earned in the field of helicopter upgrades and further strengthens our position as a developer and supplier of high-end simulators. Simulators and trainers are an essential part of Elbit Systems' business strategy and we will continue to expand our activities in this market," Mr. Ackerman concluded.

About Elbit Systems
-------------------

Elbit Systems Ltd. is an international electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company's periodic filings with the securities and exchange commission.